

Mail Stop 3561

April 13, 2007

Paul Bragg, Chief Executive Officer
Vantage Energy Services, Inc.
6435 Vanderbilt Street
Houston, TX 77005

> **Re:** **Vantage Energy Services, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **File No. 333-138565**
> **Filed March 23, 2007**

Dear Mr. Bragg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 23

1. We note your response to comment eight from our letter dated March 15, 2007 and the statement on page 15 that you have not assumed that you will have to provide for payment on any claims that may potentially be brought against you after dissolution. Please revise the last risk factor on page 24 to affirmatively state that you currently assume that you will not have to create a plan upon dissolution to provide for payment of claims. Revise to disclose that the assumption may prove to be incorrect, and that, because you may have to create a plan upon dissolution, the per-share liquidation to

shareholders could be significantly less than $7.87. Please revise the first risk factor on page 29 consistent with this comment.

2.   We note your response to comment 10 from our previous letter and the revised risk factor on page 47. Please revise to quantify the value of the insiders' equity holdings based on the offering price, which assumes that the offering and a business transaction are completed. As indicated in comment 10, and as currently disclosed in the last risk factor on page 47, you may include qualifications such as differences from actual offering price, changes in market prices prior to the tradability of the insiders' equity, etc.

3.   Given that the warrants may expire worthless if there is no effective registration statement, there would appear to be the risk that a purchaser may pay the full unit purchase price solely for the shares underlying the unit. Please revise your disclosures accordingly, or tell us why you believe that no revisions are required.

Use of Proceeds, page 59

4.   We note your response to comment 13 of our letter dated March 15, 2007 and the discussion on the bottom of page 60 regarding due diligence, legal, accounting, down payments, lock-ups and other expenses. You indicate that you will use $500,000 for such expenses. Please revise to address the likelihood that your diligence, down payment and other expenses for a deal of the size you contemplate will require more than the $3 million available to you, as described on page 85. Please refer to comment 13.

Dilution, page 63

5.   We note that the net tangible book value before the offering appears to include deferred offering costs. Since these costs are not tangible assets, it would appear that they should be deducted from net assets to calculate net tangible book value. Please advise and revise your disclosures accordingly.

Management and Board Expertise, page 71

6.   We note the references to management's involvement in acquisitions where certain persons were "primarily responsible." With a view to disclosure, advise us whether other persons involved in any of these transactions had similar levels of responsibility. Also, advise us of the average size of the internal team responsible for the transactions. Your revised disclosure should reflect the participation of other similarly responsible persons, and clearly indicate the role played by management as compared to any such persons. Please see comments three and 23 from our letter of March 15, 2007.

Comparison to Offerings of Blank Check Companies, page 90

7.　　We note your response to comment 29 of our letter dated March 15, 2007. With a view to disclosure, please advise us how your transaction would comply with Rule 419(e)(2)(iv) of Regulation C.

Conflicts of Interest, page 100

8.　　We note your response to comment 18 of our letter dated March 15, 2007 and the additional disclosure on pages 37, 39, 102, and 103. You have disclosed that Mr. Estrada is currently involved in efforts to acquire operations from Pride International. Please revise to discuss the possibility that you will acquire such operations if the entity to which Mr. Estrada owes pre-existing duties decides not to acquire such assets.

9.　　You state in the second to last paragraph on page 102 that no conflict exists between you and the personal investments that officers and directors manage, some of which are in the energy industry. Please revise to clarify the basis for this statement. Clarify if you are precluded from acquiring a company that your officers and directors have invested in, and, if not, disclose whether such an investment presents a conflict.

10.　　You state on page 102 that no procedures have been established to determine how conflicts will be resolved. You also state that officers and directors have agreed to present opportunities to you. Please revise to reconcile the apparent inconsistency. See comment 20 from our letter of March 15, 2007.

11.　　We note the disclosure on page 103 in response to comment 21 of our letter dated March 15, 2007 that the Pride divisions are not appropriate for you because the opportunity may no longer be available by the time you complete the offering. Please revise to disclose the factors involved in determining whether the opportunity could be available. Explain if Mr. Estrada has entered into or is pursuing a letter of intent or similar negotiations with Pride. Advise us if his consideration of, and any negotiations relating to, the assets have been in his capacity as a director of Vantage. Advise us if any such consideration or negotiations, if done in Mr. Estrada's capacity as a private investor and not a director of Vantage may be transferred to Vantage.

12.　　We note the statement on page 68 that the UPO can be exercised through a cashless exercise even if there is no effective registration statement. Explain to us how subsequent exercises of the UPO, involving distinct investment decisions and issuances following the registered offering of the UPO, could be effected without a registration statement.

Financial Statements, page F-1

13.   We note your response to prior comment 11 of our letter dated March 15, 2007. Please revise the financial statements to provide disclosure regarding the increase in authorized shares. We note that the balance sheet reflects a number of authorized shares that would not support equity classification of the warrants and UPO, and there is no disclosure regarding any subsequent increase in authorized shares.

Note 7 – Underwriter Purchase Option, page F-10

14.   We note your response to prior comment 16. Please revise to use the average (rather than the median) volatility of the identified comparable companies, as required by paragraph A22 of SFAS 123(R). Revise your disclosures regarding the fair value of the UPO throughout the registration statement accordingly.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or James Lopez at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc: Douglas Ellenoff
        Fax: (212) 370-7889